Safe & Green Holdings Corp.

990 Biscayne Blvd., Suite 501

Miami, Florida 33132

(904) 496-0027

July 30, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Nicholas Nalbantian and Mara Ransom

Re: Safe & Green Holdings Corp. Registration Statement on Form S-1 File No. 333-286850

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 12:00 p.m., Eastern Time on Thursday, July 31, 2025, or as soon thereafter as practicable.

Please contact Jesse L. Blue, Esq. of Sichenzia Ross Ference Carmel LLP at (516) 668-4553, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Very truly yours,

Safe & Green Holdings Corp.

By:	/s/ Michael McLaren
Michael McLaren
Chief Executive Officer